Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Nine months Ended September 30, 2008		2007		2006		2005		2004
Ratio of Earnings to fixed charges
Pretax (loss) earnings from continuing operations	$(242,244)		$(50,823)		$(572,907)		$9,159		$63,574
Add:
Fixed charges	45,537		58,548		46,178		41,039		41,253

Total Earnings (Loss) (A)	$(196,707)		$7,725		$(526,729)		$50,198		$104,827

Interest Expense	$37,819		$48,836		$36,907		$32,694		$33,967
Estimate of the interest within rental expense	7,718		9,712		9,271		8,345		7,286

Total Fixed Charges (B)	$45,537		$58,548		$46,178		$41,039		$41,253

Ratio (A/B)	(4.32	)[1]x	0.13	x	(11.41	)[2]x	1.22	x	2.54	x

[1]	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges. The coverage deficiency was $242,246.
[2]	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $572,907.